EXHIBIT 99.8

NON‐EMPLOYEE DIRECTOR RESTRICTED STOCK UNIT AGREEMENT
Restricted Stock Plan for Non‐Employee Directors

Grant Date:	<<Grant_Date>>
Grantee ("Director"):	<<First_Name>> <<MI>> <<Last_Name>>
Aggregate Number of Units Subject to Award:	<<Number_of_Restricted_Units>>

      AGREEMENT ("Agreement") made as of  <<Grant_Date>>  , between HALLIBURTON COMPANY, a Delaware corporation (the "Company"), and  ("Director") <<First_Name>> <<MI>> <<Last_Name>.

1.	Award.

(a)	Restricted Stock Units. Pursuant to the Restricted Stock Plan for Non‐Employee Directors (the "Plan") an Award of <<Number_of_Restricted_Units>> restricted stock units, each such unit representing one share of the Company's common stock, par value $2.50 per share ("Common Stock"), is hereby granted to Non‐Employee Director subject to certain vesting and forfeiture provisions thereon (the "Restricted Stock Units").

(b)	Issuance of Shares. The Restricted Stock Units shall be issued and delivered pursuant to the terms as set forth in the Plan.

(c)	Plan Incorporated. Non‐Employee Director acknowledges receipt of a copy of the Plan, and agrees that this award of Restricted Stock Units shall be subject to all of the terms and conditions set forth in the Plan, including future amendments thereto, if any, pursuant to the terms thereof, which Plan is incorporated herein by reference as a part of this Agreement.

(d)	Forfeiture of Restricted Stock Units. Upon termination of Board service, the Non‐Employee Director shall, for no consideration, forfeit all Restricted Stock Units that have not previously vested or become vested pursuant to Section 1(e) below.

(e)	Vesting of Restricted Stock Units. The Restricted Stock Units shall vest in accordance with the following schedule provided that Non‐Employee Director has served continuously on the Board from the date of this Agreement through the applicable vesting date:

Vesting Date	Percentage of Total Number of Restricted Stock Units Vesting
First Anniversary of the date of this Agreement	25%
Second Anniversary of the date of this Agreement	25%
Third Anniversary of the date of this Agreement	25%
Fourth Anniversary of the date of this Agreement	25%

Notwithstanding the foregoing, the Restricted Stock Units shall become fully vested upon the earliest to occur of a "separation from service" (within the meaning of Section 409A of the Internal Revenue Code and related guidance) due to the following:

(1)	Non‐Employee Director's death or disability while serving as a member of the Board;
(2)	Failure of the Non‐Employee Director to be re‐elected to the Board after being duly nominated;
(3)	Retirement from the Board pursuant to the then existing Company policy for mandatory director retirements (mandatory retirement as of the date of this Agreement is age seventy‐two);
(4)	Early retirement from the Board after four years of service; or
(5)	Removal from the Board or failure to be duly nominated for re‐election to the Board, in either event, following a Corporate Change.

              Notwithstanding the foregoing, the Board may, at its sole discretion, accelerate the vesting of the Restricted Stock Units.

        2.  Deferral. Non‐Employee Director acknowledges that Restricted Stock Units will be settled by the delivery of shares of Common Stock no later than 60 days after the Restricted Stock Units vest unless a timely deferral election is executed and filed with the Company.

IN WITNESS WHEREOF, the Company has  caused this Agreement to be duly executed by an officer thereunto duly authorized as of the date first above written.

HALLIBURTON COMPANY
[Missing Graphic Reference]
By
David J. Lesar
Chairman of the Board and Chief Executive Officer

I HEREBY AGREE TO THE TERMS AND CONDITIONS SET FORTH IN THIS RESTRICTED STOCK UNIT AGREEMENT DATED <<Grant_Date>>.

<<Acceptance_Date>>